Exhibit 4.5
LITTELFUSE, INC. LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT
Executive
Littelfuse, Inc. (“Littelfuse”) hereby grants you restricted stock units, subject to terms and restrictions as described herein (“Restricted Stock Units” or “RSUs”), through the Littelfuse, Inc. Long-Term Incentive Plan (the “Plan”).
Participant (“you”):
Date of Grant: April 30, 2010
Number of Restricted Stock Units:
Vesting Schedule: Your RSU award entitles you to receive one share of Common Stock as soon as administratively practicable after you vest in your award. The vesting and forfeiture provisions that apply to your Restricted Stock Units are described in detail in Sections 11 and 18.6 of the Plan and the attached Terms and Conditions. In general, subject to certain accelerated vesting and forfeiture provisions, so long as you have not previously separated from service with Littelfuse and its affiliates, your Restricted Stock Units will vest as follows:

Vesting Date	Number of Restricted Stock Units Vested
April 30, 2011	33 1/3%
April 30, 2012	33 1/3%
April 30, 2013	33 1/3%
If you separate from service with Littelfuse and its affiliates before a vesting date for any reason other than your death or “Disability” (as defined in the Plan), you will forfeit all RSUs in which you have not yet vested. If you separate from service because you become “Disabled” or die, a portion of your unvested RSUs may vest based on your service with Littelfuse (please see the Terms and Conditions for more information), and any remaining unvested RSUs will be forfeited. In all events, if there is a sale of Littelfuse’s stock or assets that qualifies as a “Change in Control” under the Plan, all of your RSUs will automatically vest.
Additional Terms: Your rights and duties and those of Littelfuse with respect to your award are governed by the provisions of this Award Agreement, and the attached Terms and Conditions and Plan document, both of which are incorporated into this Award Agreement by reference. If there is any discrepancy between these documents, the Plan document will always govern.

This Award is designated as a bonus that is in addition to your regular cash wages. Participation in the Plan is discretionary and voluntary, and the Plan can be terminated at any time. This Award does not create a right or entitlement to future grants or awards, whether pursuant to the Plan or otherwise.
By accepting this Award, you consent to the collection, holding, process, use, and transfer of your personal data across country borders that is necessary and needed to accomplish the full and complete implementation of this Award, including the settlement of your Restricted Stock Units in the form of shares (or their cash equivalent). You can obtain a copy of our data processing activities upon request by contacting your Human Resources representative.
Questions: If you have any questions regarding your award, please see the enclosed Terms and Conditions, or contact the Global Director, Compensation and Benefits.

LITTELFUSE, INC.
By:
	Name:	Gordon Hunter
	Title:	Chairman, President & CEO

LITTELFUSE, INC. LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNIT TERMS AND CONDITIONS
This document is intended to provide you some background on the Littelfuse, Inc. Long-Term Incentive Plan (the “Plan”) and to help you better understand the terms and conditions of the restricted stock unit award (the “Restricted Stock Units” or “RSUs”) granted to you under the Plan. References in this document to “our,” “us,” “we,” and “Littelfuse” are intended to refer to Littelfuse, Inc.
Background
•	How are award recipients chosen?
Under our current process, the Compensation Committee of our Board of Directors (“Committee”) reviews the nominations and makes recommendations to our Board of Directors regarding executive equity awards.
•	What is the value of my award?
The value of each share covered by your RSU award is equal to the market price of one share of Littelfuse, Inc. common stock (“Common Stock”).
Note that, under U.S. tax laws, and the tax laws of most countries, you will be taxed on the market price of the share(s) of Common Stock vesting under your RSU award at the time the Common Stock is paid to you in settlement of your award. However, we recommend that you consult your personal tax advisor to discuss your own potential tax consequences of receiving this award of Restricted Stock Units.
Also note that no amount of cash or Common Stock received by you pursuant to your award will be considered compensation for purposes of any pension, retirement, insurance, or any other employee benefit plan of Littelfuse or any of its subsidiaries or affiliates.
•	Who keeps track of my Restricted Stock Units and vesting?
We have hired the financial services firm of Merrill Lynch to provide you with an on-line program to track the value of your Restricted Stock Units and their vesting and related tax withholding, and to handle certain related stock transactions.
Terms and Conditions
1.	When will my Restricted Stock Units vest?
Generally, 33 1/3% of your Restricted Stock Units will vest on each anniversary of your date of grant indicated in your Award Agreement.
In certain special cases, your RSUs will vest earlier. If you separate from service for any reason other than death or “Disability” (as defined in the Plan), any unvested RSUs will be immediately forfeited as of the date of your separation. If you separate from service due to death or Disability, then any unvested RSUs will vest based on your continuous service with Littelfuse through your date of separation, as follows:

•	first, the total number of shares of RSUs you were originally awarded is multiplied by a fraction, the numerator of which is the number of full months of service you completed from your date of grant to date of separation and the denominator of which is 36;
•	second, the amount is reduced by the number of previously vested RSUs; and
•	third, the amount is rounded down to the nearest whole number (so that no fractional shares will vest).
Any RSUs that remain unvested after application of the above will be immediately forfeited as of your separation date.
For example: You are awarded 600 RSUs on April 30, 2010. Your award will vest 1/3 each year starting on the anniversary of your grant date (April 30, 2010). You separate from service with Littelfuse due to Disability on November 15, 2011. Your separation date is more than 18 months but less than 19 months from your date of grant. Since you separated from service after 18 full months of service (from your date of grant) because of Disability, then in addition to your 200 vested RSUs, you would also become vested in an additional 100 RSUs: (600 RSUs x 18/36)-200 = 100 RSUs. You would have a total of 300 vested RSUs. The remaining 300 RSUs would be forfeited.
If the stock or assets of Littelfuse are sold in a transaction that qualifies as a “Change in Control” under the Plan, you will become fully vested in all of your RSUs immediately prior to such Change in Control. Also, the Committee may, in its sole discretion, choose to accelerate the vesting of awards in special circumstances.
If you are covered by the Littelfuse, Inc. Insider Trading Policy, there may be situations where the vesting of your RSUs will be delayed until the first day of the next open trading window. Please see Section 18.6 of the Plan for more information.
You have no rights to shares or other compensation for the loss of rights under the Plan if you fail to vest in any RSUs pursuant to this award.
2.	When do I receive payment?
As soon as administratively practical after your award vests, one share of our Common Stock (or in certain cases where set forth in your Award Agreement, its cash equivalent) will be delivered to you for each Restricted Stock Unit that vests. Delivery of shares, either electronically or in certificate form, as we determine, will usually be made within approximately 15 days after vesting. Fractional shares will not be paid.
3.	Do I have to pay any tax on my award or Common Stock that I receive?
Yes, if you are a United States taxpayer, when you vest and become entitled to payment of any portion of your RSUs, you must pay us the full amount of any federal, state, foreign and local withholding taxes we estimate to be due as a result of the vesting. In order for you to pay these withholding taxes, we will automatically withhold a whole number of your vesting shares sufficient to cover the minimum withholding taxes that we determine are owed (if fractional shares would be needed to fully cover the taxes, we will round down and require you to pay the remainder in cash).

In certain cases, we may require you to satisfy your withholding taxes using other methods permitted by the Plan and approved by the Committee. Also, if any of the above methods are insufficient to satisfy the tax withholding estimated by us to be due, we have the right to use any other reasonable method of satisfying our tax withholding obligation, including without limitation, withholding taxes from other compensation owed to you. In any event, all tax withholding requirements must be satisfied prior to the issuance or delivery of any shares of our Common Stock or cash to you.
If you are subject to taxation in a country other than the United States, please see the separate Summary entitled, “Tax Consequences of Restricted Stock Units” and consult your personal tax advisor for advice on your particular situation.
Please note that we make no representations with respect to and hereby disclaim all responsibility as to the tax treatment of your award. Please consult your personal tax advisor for advice on your particular situation.
4.	What are my rights as a stockholder in my Restricted Stock Units?
Until you actually receive shares (if any) of Common Stock in settlement of your award, you will have no rights as a stockholder with respect to those shares, such as the right to vote shares or the right to receive dividends on shares.
Once you actually receive shares (if any) of Common Stock upon the vesting of your RSUs, you will normally be entitled to all rights of ownership to such shares. Under certain circumstances described in the Plan, however, these rights may be delayed or subject to additional limitations or restrictions.
5.	Are there restrictions on the transfer of my Restricted Stock Units?
Generally, you may not sell, transfer, pledge, assign, or otherwise alienate or hypothecate your Restricted Stock Units, whether voluntarily or involuntarily, by operation of law or otherwise, except upon your death or as provided in Section 12.1 of the Plan. If you die, your beneficiary (as described in the Plan) or the personal representative of your estate can act on your behalf.
Once you receive any share of Common Stock, you will normally be entitled to all rights of ownership to such share. Under certain circumstances described in the Plan, however, these rights may be delayed or subject to additional limitations or restrictions.
6.	How do I designate my beneficiary or beneficiaries?
You may ask our Human Resources Department for a beneficiary designation form. You must file the completed form with the Human Resources Department. Each time you file a beneficiary designation form, all previously filed beneficiary designation forms will be revoked and of no further force or effect. If you want to name multiple beneficiaries, all beneficiaries must be listed on a single beneficiary designation form (including attachments, if necessary). If you do not file a beneficiary designation form, benefits remaining unpaid at your death will be paid to your estate.

7.	Are there restrictions on the delivery and sale of shares of stock?
Shares of our Common Stock issued to you upon the vesting of Restricted Stock Units are subject to federal securities laws. In some cases, foreign, state or local securities laws may also apply. If the Committee determines that certain registrations or filings are needed or desired to comply with these various securities laws, then we may delay the delivery of your shares until the necessary approvals or filings are obtained. In order for us to meet an exemption from securities registration requirements, we may also require you to provide us with certain information, representations and warranties before we will issue any shares of Common Stock to you. In certain cases, the Committee may decide to instead pay you the cash equivalent of the shares of Common Stock to which you would otherwise be entitled.
Where applicable, the certificates evidencing any shares may contain wording (or otherwise as appropriate in electronic format) indicating that conditions, restrictions, rights and obligations apply.
8.	Does the receipt of my award guarantee continued employment with Littelfuse?
No. Neither the establishment of the Plan, your award of Restricted Stock Units, nor the issuance of shares of Common Stock or other consideration in connection with your award, gives you the right to continued employment or service with Littelfuse or any of our subsidiaries or affiliates.
9.	What events can trigger forfeiture of my Restricted Stock Units?
One or our primary objectives in granting you a Restricted Stock Unit is to provide you with an incentive to remain our employee or service provider. This objective will not be accomplished if you separate from service with us. Therefore, except as may otherwise be provided in your Award Agreement or these Terms and Conditions, your unvested RSUs will be cancelled and forfeited upon your separation from service with Littelfuse and its affiliates. The Committee may, in its discretion, accelerate the vesting of your award subject to certain provisions in the Plan.
10.	What documents govern my Restricted Stock Units?
     The Plan, your Award Agreement, and these Terms and Conditions express the entire understanding of you and Littelfuse regarding your Restricted Stock Units. In the event of any conflict between these documents, the terms of the Plan will always govern. You should never rely on any oral description of the Plan or your Award Agreement because the written terms of the Plan will always govern. The Committee (or its delegate) has the authority to interpret this document and the Plan. Any such interpretation will be binding on you, us, and other persons.